UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004

Commission File Number:

Riverside Forest Products Limited

(Translation of registrant’s name into English)

820 Guy Street, Kelowna, BC, Canada V1Y 7R5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F ☐	FORM 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES ☐	NO ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIVERSIDE FOREST PRODUCTS LIMITED
(Registrant)

Date September 29, 2004	By	“Michael E. Moore”
(Signature)

Michael E. Moore, CFO
(Name and Title of the Signing Officer)

The following attached document is filed under this Form 6-K:

EXHIBIT A: New Release dated September 29, 2004

EXHIBIT A

RIVERSIDE FOREST PRODUCTS FILES NOTICE OF CHANGE TO DIRECTORS’
CIRCULAR, SAYS TOLKO OFFER REMAINS FINANCIALLY INADEQUATE

Kelowna, British Columbia, September 29, 2004 — Riverside Forest Products Limited (TSX: RFP) has filed a Notice of Change to its Directors’ Circular dated September 14, 2004. This filing was made in response to Tolko’s September 24, 2004 Notice of Variation to its offer to purchase all of the shares of Riverside not already owned by Tolko and its affiliates, in which Tolko reduced its minimum tender condition from 75% to 51%.

Reflecting the fact that Tolko has done nothing to address the financial inadequacy of its offer, Riverside’s Board of Directors reiterated its unanimous recommendation that shareholders reject the Tolko offer and not tender their shares.

In its Notice of Change, Riverside’s Board of Directors made the following points:

•	Riverside’s Board of Directors stands by the statements made in its Directors’ Circular, and urges shareholders not to be swayed by Tolko’s self-serving efforts at rebuttal.

•	Tolko’s offer is at $29 per Share. The closing price of the Shares on the Toronto Stock Exchange on September 28, 2004 was $34.90. Since the announcement of the offer on August 25, 2004, the trading price of Riverside’s shares has consistently been significantly greater than Tolko’s offer, reflecting the market’s concurrence with the Board’s view that the offer undervalues Riverside.

•	Tolko is seeking to acquire Riverside at the lowest possible price. Riverside’s Board and its advisers are working hard to develop and present to shareholders an alternative to Tolko’s offer that will deliver full and fair value for their shares. Riverside is engaged in a robust strategic process designed to maximize value for all of Riverside’s shareholders.

•	Tolko has complained that it has not been granted access to Riverside’s data room. In fact, Tolko has been offered access to the data room on terms that other potential bidders have found acceptable, with appropriate modification. Tolko has declined to participate in Riverside’s process on that basis.

•	Tolko is free to improve upon its offer. Although it has been invited, many times, to do so, it has consistently declined, preferring instead to hint at what it might do in the future. Riverside’s Board cannot make decisions on the basis of such hints or speculation about what Tolko or another bidder may or may not do, but can only deal with concrete proposals before it.

•	By reducing its minimum tender condition, Tolko has signalled that it would be satisfied with obtaining control of Riverside, without giving any indication of its plans for Riverside’s business, or of the manner in which it intends to deal with minority shareholders.

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•	Tolko has also failed to indicate how it proposes to fund the obligation, which would be triggered by a change of control, to repurchase all of Riverside’s outstanding US$150 million notes due 2014 for an amount equal to 101% of the principal amount thereof.

•	Prior to Tembec Inc.’s public announcement on September 28, 2004, Riverside had no knowledge of any purchase or ownership of Riverside shares by Tembec. Riverside is actively pursuing discussions about potential transactions with a number of interested parties, of which Tembec is only one.

Gordon W. Steele, Riverside Chairman, President and Chief Executive Officer, said: “Tolko’s revised bid is curious to say the least. Rather than increase its offer to a point that warrants further consideration, it has changed the terms of its bid to make it significantly less attractive to Riverside shareholders. We urge shareholders not to disadvantage themselves by tendering to Tolko’s hostile offer.

“Riverside is actively pursuing discussions with several qualified parties regarding transactions contemplated at prices exceeding both Tolko’s offer price and the current market price of Riverside shares. We are continuing to work with those parties to refine an alternative transaction that provides the best value to our shareholders.”

Steele added: “While there can be no assurances that such a transaction will occur, given the high level of interest and the nature of the proposals received, we expect that in due course the Special Committee and the Board will be in a position to present an alternative to Tolko’s offer for consideration by our shareholders.”

The Notice of Change amends the original Riverside Directors’ Circular by deleting the paragraph which stated that Tolko would be unable to complete the original offer on its terms (which included the 75% tender condition), since directors and senior officers of Riverside holding 28.5% of the shares had advised the Board that they did not intend to tender their shares to it.

Riverside Forest Products Limited is the fourth largest lumber producer in British Columbia with over 1.0 Bbf of annual capacity and an annual allowable cut of 3.1 million cubic metres. The company is also the second largest plywood and veneer producer in Canada.

Media Contact:	Longview Communications
	Josh Pekarsky	David Ryan
	(604) 694-6030	(604) 694-6031

Investor Contact:	Michael E. Moore, CFO
Riverside Forest Products Limited
(250) 861-6904